

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2022

Tuvia Barlev
Chief Executive Officer
Actelis Networks, Inc.
47800 Westinghouse Drive
Fremont, CA 94539

> **Re: Actelis Networks, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 15, 2022**
> **No. 333-264321**

Dear Mr. Barlev:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed April 15, 2022

Dilution, page 40

1. We note that your revised disclosures made in response to prior comment 4 indicate that your net tangible book deficit was $(1.8 million) at December 31, 2021. As we note that you reported Capital Deficiency of $(19.6 million) at that date, please provide us with your supporting calculations of the net tangible book deficit amount reported in this section. Otherwise, revise your disclosures as appropriate.

Report of Independent Registered Public Accounting Firm, page F-2

2. Please amend your registration statement to have your auditor remove the language in the fourth paragraph which states "and in accordance with auditing standards generally accepted in the United States of America." Please refer to PCAOB Auditing Standard 3101.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mindy Hooker at 202-551-3732 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Eyal Peled